Exhibit 99.1

Summit Therapeutics plc

(“Summit” or “the Company”)

PUBLICATION OF UK ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING

Oxford, UK 17 June 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection, today announces that its Annual Report and Accounts for the year ended 31 January 2016, together with the Notice of Annual General Meeting have today been sent to shareholders. Copies of both documents are available on the Company’s website, www.summitplc.com.

The Annual General Meeting will be held at 10:30am BST on Monday, 18 July 2016 at the Milton Park Innovation Centre, 99 Park Drive, Abingdon, Oxfordshire, OX14 4RY, UK.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

-END-